P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

April 26, 2006	Symbol – TSX & AIM: KGI

GREENSHOE OPTION EXERCISED ON PRIVATE PLACEMENT;
APPOINTMENT OF EXECUTIVE VICE-PRESIDENT;
APPOINTMENT OF TWO NEW BROKERS IN THE UNITED KINGDOM

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it has received a further $184,000 from the purchase of an additional 20,000 units at a price of $9.20 per unit in connection with the closing of its private placement announced May 25, 2006. The Company has now received gross proceeds of $16,500,200 from the private placement and the greenshoe option to place a further $1.5 million of Units at a price of $9.20 per unit was fully exercised. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of 12 months at a price of $10.50 per share.

Applications will be made to the AIM Market of the London Stock Exchange for the shares issued on closing, and when issued, any shares issued on the exercise of the warrants, to be admitted for trading. It is expected that trading in the shares issued on closing will commence in late September and early October following the expiry of the respective four month hold periods applicable under Canadian securities legislation.

The Company is also pleased to announce the appointment of John S. Thomson as Executive Vice-President. Mr. Thomson, a Chartered Accountant from Scotland who has also studied at INSEAD, has worked internationally in a variety of senior roles for companies including PepsiCo. Most recently, Mr. Thomson has built up a successful consulting business providing advice to institutional shareholders and management teams in the media, minerals and technology sectors. He is a non-Executive Director of Parragon Publishing Ltd, a successful international publisher with operations in Europe, India, the UK and USA.

“The Company has important expansion opportunities in front of it including the re-commissioning of the #5 Shaft and the potential to access the new major gold discoveries made to the south of the existing mine” commented Brian Hinchcliffe, President. “This funding and the addition of John Thomson to the management team will help the Company significantly advance these expansion projects.”

Finally, the Company is pleased to announce the appointment of Ocean Equities Ltd. and Mirabaud Securities Limited as brokers for its securities in the United Kingdom.

For further information, please contact:

Brian Hinchcliffe	Investor Relations
President	Scott Koyich
Phone 1 705 567 5208	Phone 1 403 215 5979

Fax 1 705 568 6444	E-mail: info@klgold.com
Website- www.klgold.com
E-mail: bhinchcliffe@klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange plc has reviewed or accepts responsibility for the adequacy or accuracy of this news release